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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                             Eckler Industries, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, par value, $.01
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   27881210.2
           --------------------------------------------------------
                                 (CUSIP Number)

                            Sandra C. Gordon, Esquire
             Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A.
          111 North Orange Avenue, Suite 2050, Orlando, Florida 32801
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                January 28, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /*/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


     *Fee no longer required.


                        (Continued on following page(s))

                              Page 1 of  6  Pages
                                        ---

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CUSIP No. 27881210 2                  13D                 Page  2  of  6  Pages
          ----------                                           ---    ---


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 (1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
     Persons

          Ralph H. Eckler
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /

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 (3) SEC Use Only


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 (4) Source of Funds*

         00
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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

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 (6) Citizenship or Place of Organization

          United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 1,356,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    200,000
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    1,356,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    200,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

          1,556,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

          17.8%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

          IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                                          Page  3  of  6  Pages

ITEM 1.   SECURITY AND ISSUER

     The title of the class of equity securities to which this Statement relates is Class A Common Stock, $.01 par value per share ("Common Stock"), issued by Eckler Industries, Inc., a Florida corporation (the "Company"), the principal executive offices of which are located at 5200 S. Washington Avenue, Titusville, Florida 32780.

ITEM 2.   IDENTIFY AND BACKGROUND

     (a)  Name of Filer:      Ralph H. Eckler

     (b)  Business Address:   5200 S. Washington Avenue
                              Titusville, Florida  32780

     (c)  Occupation:         Chairman of the Corvette parts and accessories
                              division of Company

     (d) Mr. Eckler has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Eckler has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Eckler is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Of the 1,556,000 shares of Class A Common Stock beneficially owned by Mr.
Eckler:

     (a) 990,750 Class A shares are issuable upon conversion of 495,375 shares of Class B Common Stock, $.01 par value (convertible on a 2 for 1 basis), which represent shares held by Mr. Eckler since he founded the Company; (b) 25,250 Class A shares were received upon conversion of 12,625 Class B shares, which represent shares held by Mr. Eckler since he founded the Company; (c) 5,000 Class A shares were received in respect of the cancellation of a $10,000 obligation owed Mr. Eckler by the Company; (d) 20,000 Class A shares are issuable upon exercise of previously granted stock options; (e) 5,000 Class A shares are issuable upon exercise of a previously issued warrant; (f) 160,000 Class A shares are issuable upon conversion of 80,000 Class B shares (the "Acquired Shares"), which Class B shares were acquired by Mr. Eckler in connection with a merger ("Merger") of the Company and Smart Choice Holdings, Inc., a Delaware corporation ("Smart Choice"), which was completed on January 28, 1997 (and effected on January 29, 1997); (g) 150,000 Class A shares are issuable upon exercise of options received by Mr. Eckler in respect of the merger (the "Acquired Option Shares"); and (h) 200,000 Class A shares are issuable upon exercise of an option held by Mr. Eckler and two other individuals in

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                                                          Page  4  of  6  Pages

joint tenancy, which option was purchased from the Company's underwriter by the joint tenants for $500,000, evidenced by a promissory note in such amount given by them to the underwriter, which note is due and payable August 7, 1997. In connection with the Merger, Mr. Eckler assigned an option for 200,000 shares of the Company's Class A Common Stock to Smart Choice, whereupon such option was canceled.

ITEM 4.   PURPOSE OF TRANSACTION

     In respect of the Merger of the Company and Smart Choice, the Company issued 3,269,367 Class A shares and 1,177,389.5 Class B shares (which Class B shares are convertible to 2,514,779 Class A shares) in exchange for all of the issued and outstanding common stock of Smart Choice. The Merger closed on January 28, 1997 and was effected upon filing the Articles of Merger with the Delaware Secretary of State on January 29, 1997.

     Further, in respect of the cancellation of certain stock options held by Mr. Eckler and the termination of his existing employment agreement and the entering into of a new employment agreement with the company, Mr. Eckler received 80,000 Class B shares (which are convertible into 160,000 Class A shares), and a stock option for 150,000 Class A Shares. Also, in respect of the foregoing, Mr. Eckler resigned as President and Chief Executive Officer of the Company and was elected Chairman of the Corvette parts and accessories division of the Company.

     Pursuant to the terms of the merger agreement, on January 28, 1997, Ronald
V. Mohr resigned from the Board of Directors, the Board increased the number of directors to six and elected three new members resulting in the following Board:
Ralph H. Eckler, Joseph Yossifon, Donald A. Wojnowski, Jr., Gary R. Smith, Richard Bumgarden, and Robert J. Abrahams. Also, the terms of the merger agreement provide that the six members of the Board may appoint a seventh member. The Company expects to submit to its shareholders for approval proposals authorizing an increase in Class A Shares in order to have a sufficient number of shares available for future financings and conversion of outstanding Class B Shares, and to change the name of the Company to Smart Choice Holdings, Inc., or similar name.

     The shares acquired by Mr. Eckler, directly and beneficially, were acquired and are being held as an investment. Mr. Eckler intends to review on a continuing basis his investment in the Company and may, depending on his evaluation of the Company's business and prospects and upon future developments, determine to increase or decrease, or continue to hold as an investment or dispose of, his investment in the Company.

     Except as described above, Mr. Eckler does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change, in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter, by-laws or

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                                                          Page  5  of  6  Pages

instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

ITEM 5.   INTEREST  IN SECURITIES OF THE COMPANY

     (a) Mr. Eckler may be deemed to beneficially own 1,556,000 shares of Class A Common Stock, representing approximately 17.8% of the Company's Class A Common stock on an as converted basis. These shares include: (a) 1,150,750 Class A shares issuable upon conversion of 575,375 shares of Class B Common Stock owned of record by Mr. Eckler; (b) 30,250 Class A shares owned of record by Mr. Eckler; (c) 150,000 Class A shares issuable to Mr. Eckler pursuant to currently exercisable stock options; (d) 20,000 Class A shares issuable to Mr. Eckler pursuant to currently exercisable stock options; (e) 5,000 Class A Shares issuable upon exercise of a warrant; and (f) 200,000 Class A shares issuable to Mr. Eckler and two other individuals who hold the option as joint tenants.

     (b) Mr. Eckler is deemed to have sole voting and dispositive power with regard to 1,356,000 Class A shares beneficially owned by him. Mr. Eckler is deemed to share voting and dispositive power with Gerald C. Parker and Thomas
E. Conlan with respect to 200,000 Class A shares which are issuable pursuant to a currently exercisable stock option which they hold as joint tenants.
Mr. Parker is a financial consultant and President of St. James Capital located at 101 Phillippe Parkway, Suite 300, Safety Harbor, FL 34695. Mr. Conlan is Director of Special Projects for Smart Choice and whose business address is 5200 S. Washington Avenue, Titusville, Florida 32780. During the last five years, neither Messrs. Parker nor Conlan has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Messrs. Parker nor Conlan was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws. Messrs. Conlan and Parker are citizens of the United States.

     (c) From December 1, 1996 to the date of this report, transactions in the Company's securities by Mr. Eckler, beneficially or otherwise, are as follows:

          (i) Receipt of 80,000 Class B shares (convertible into 160,000 Class A shares on a 2 for 1 basis), in connection with the Merger which closed on January 28, 1997. Mr. Eckler received the shares in exchange for assigning an option for 200,000 Class A Shares of Smart Choice (which option was subsequently canceled), terminating his existing employment with the Company and entering into a new employment agreement.

          (ii) Receipt of a stock option for 150,000 Class A shares on January 28, 1997 pursuant to the Merger, which options are currently exercisable until January 28, 2002, 100,000 shares at $8.75 per share, and 50,000 shares at $10.00 per share.

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                                                          Page  6  of  6  Pages

          (iii) Acquisition of an option for 200,000 Class A shares from Argent Securities, Inc., the Company's underwriter, on January 10, 1997, at a purchase price of $500,000, evidenced by a promissory note which is due and payable on August 7, 1997. This option was purchased by Mr. Eckler, Thomas E. Conlan and Gerald C. Parker as joint tenants.

     (d) Mr. Eckler, Mr. Conlan and Mr. Parker jointly hold a currently exercisable option for 200,000 Class A shares (described above), and thus are deemed to share the right to receive and the power to direct dividends from, or the proceeds from the sale of such securities.

     (e)  Not applicable.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     Except as described above, there are no contracts, arrangements, understandings, or relationships with respect to the securities to which Mr. Eckler is a party or subject.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 1997.


                                        /s/ Ralph H. Eckler
                                        ----------------------------
                                        Ralph H. Eckler